

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 19, 2017

Thomas DeNunzio
President and Chief Executive Officer
Superb Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re: Superb Acquisition, Inc.**
> **Form 10-12G**
> **Filed June 13, 2017**
> **File No. 000-55769**

Dear Mr. DeNunzio:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Celeste M. Murphy for

                    Larry Spirgel
                    Assistant Director
                    AD Office 11 – Telecommunications